# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Liminatus Pharma, Inc., CIK 0001971387
CUSIP: 53271X108
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2251 Stern Goodman Street, Suite E, Fullerton, California (CA), 92833
Date of event which requires filing of this statement: 07/02/2026
Filed by CIK 0002067359
Persons authorized to receive notices and communications: Chris Kim, c/o Liminatus Pharma, Inc., 2251 Stern Goodman Street, Suite E, Fullerton, California (CA), 92833, (213) 273-5453

## Reporting persons
- Valetudo Therapeutics LLC (CIK 0002067359): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 9,617,954; shared voting power 0; sole dispositive power 5,244,351; shared dispositive power 0; aggregate amount beneficially owned 9,617,954 (14.3% of the class)
  Comment: (1) Consists of 5,244,351 shares of common stock held by Valetudo Therapeutics LLC ("Valetudo") and 4,373,603 shares of common stock held by Ewon Comfortech Co., Ltd over which Valetudo retains voting power pursuant to a voting agreement. Chris Kim is the Chief Executive Officer and controlling member of Valetudo and has voting and dispositive power over, and may be deemed to be the beneficial owner of the shares held by Valetudo. Mr. Kim disclaims any such beneficial ownership except to the extent of his pecuniary interest.
  (2) Consists of 5,244,351 shares of common stock held by Valetudo.
  (3) Percentage is calculated based on 67,160,362 shares of common stock outstanding on July 2, 2026.
- Chris Kim (CIK 0001972385): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 9,617,954; shared voting power 0; sole dispositive power 5,244,351; shared dispositive power 0; aggregate amount beneficially owned 9,617,954 (14.3% of the class)
  Comment: (1) Consists of 5,244,351 shares of common stock held by Valetudo Therapeutics LLC ("Valetudo") and 4,373,603 shares of common stock held by Ewon Comfortech Co., Ltd over which Valetudo retains voting power pursuant to a voting agreement. Chris Kim is the Chief Executive Officer and controlling member of Valetudo and has voting and dispositive power over, and may be deemed to be the beneficial owner of the shares held by Valetudo. Mr. Kim disclaims any such beneficial ownership except to the extent of his pecuniary interest.
  (2) Consists of 5,244,351 shares of common stock held by Valetudo.
  (3) Percentage is calculated based on 67,160,362 shares of common stock outstanding on July 2, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Liminatus Pharma, Inc.
Address of issuer's principal executive offices: 2251 Stern Goodman Street, Suite E, Fullerton, California (CA), 92833

## Item 2. Identity and Background
Name of person filing: This Statement is jointly filed by Valetudo Therapeutics LLC and Chris Kim (the "Reporting Persons").
Residence or business address: The business address of the Reporting Persons is c/o Valetudo Therapeutics LLC, 2251 Stern Goodman Street, Suite E, Fullerton, CA 92833.
Present principal occupation or employment: Chris Kim serves as CEO and a director of the Issuer and has voting and dispositive power over the shares held by Valetudo Therapeutics LLC. The principal business of Valetudo Therapeutics LLC is M&A consulting for Korean companies and investors.
Criminal convictions in the last five years: During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Valetudo Therapeutics LLC is a Delaware limited liability company. Chris Kim is a citizen of the U.S.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On June 24, 2026, Valetudo Therapeutics LLC ("Valetudo") transferred 4,373,603 shares of common stock to Ewon Comfortech Co., Ltd and retains voting power over such shares pursuant to a voting agreement. On July 2, 2026, Valetudo received 3,448,926 shares of common stock and 48,975.10742 shares of the Issuer's newly designated Series A Non-Voting Convertible Preferred Stock ("Series A Preferred Stock") as consideration paid to former members of InnocsAI LLC ("InnocsAI") in connection with the Issuer's acquisition of InnocsAI. Each share of Series A Preferred Stock will be convertible into 10,000 shares of common stock, which conversion is contingent upon prior stockholder approval of the issuance of the underlying common shares to the extent required under applicable Nasdaq Stock Market LLC listing rules. The Series A Preferred Stock has no expiration date. Mr. Chris Kim is the CEO and controlling member of Valetudo and has voting and dispositive power over, and may be deemed to be the beneficial owner of, the shares held by Valetudo.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in Item 3 above is incorporated into this Item 4 by reference. The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. Chris Kim serves as Chief Executive Officer and a director of the Issuer, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as described in this Statement, each of the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons acquired the shares reported herein for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the shares of common stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with shareholders of the Issuer or other third parties about the Issuer and the Reporting Persons' investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional shares of common stock and/or other securities, selling some or all of its shares of common stock and/or other securities, or changing its intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in the cover pages of this Statement (including, but not limited to, footnotes to such information) are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in the cover pages of this Statement (including, but not limited to, footnotes to such information) are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth in this Statement, each of the Reporting Persons has not engaged in any transaction during the past 60 days with respect to the Common Stock of the Issuer.
Other persons with the right to receive dividends or sale proceeds: Except as described in Item 3, to the best knowledge of the Reporting Persons, no person other than the Reporting Persons, or the affiliates of the Reporting Persons, is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons as reported in this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Items 3, 4 and 5 of this Statement is hereby incorporated by reference into this Item 6, as applicable. Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons named in Item 2 above or between any such Reporting Persons and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 1 Joint Filing Agreement by and among the Reporting Persons. * Filed herewith.

## Signatures
- Valetudo Therapeutics LLC: /s/ Chris Kim, Chris Kim, Chief Executive Officer (07/14/2026)
- Chris Kim: /s/ Chris Kim, Chris Kim (07/14/2026)